UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 31, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The table included as Exhibit A hereto supersedes the Master Series Tables found in the previously-filed offering circular (the “Offering Circular”) of Landa 2 App LLC (the “Company”) and reflects the updated information set forth below regarding the series of the Company (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”).

Lease Updates

Property Vacancies; Lease Non-Renewals

The following Series’ Property is either vacant or the tenant has not renewed. See the Master Series Table included as Exhibit A hereto for updated leasing status.

Series	Address
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	153 Spring Valley Circle, Stockbridge, GA 30281

Distribution Declaration

On November 1, 2022, the Landa Holdings, Inc. (the “Manager”), as manager to each of the following Series of the Company, declared and paid a cash distribution (the “Distribution”) for such Series for the month of October 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$765.18	$0.077
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$649.34	$0.065
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	$855.34	$0.086
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$471.73	$0.047
Landa App 2 LLC – 153 Spring Valley Circle Stockbridge GA LLC	$939.62	$0.094
Landa App 2 LLC – 126 Wildwood Road Stockbridge GA LLC	$663.04	$0.066
Landa App 2 LLC - 45 Robertford Drive Covington GA LL(2)	$1,120.88	$0.112
Landa App 2 LLC – 303 Kellys Walk Locust Grove GA LLC	$944.51	$0.094

(1)	Distributions by each Series were made based on the total Shares outstanding as of October 31, 2022.

(2)	The tenant occupying this Property has not paid their rent for the month of October. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Company’s Offering Circular) to pay each of the holders of this Series’ Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
A	Master Series Table

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2022

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(2)($)	Monthly Rental Income(3)($)	Lease Expiration Date(4)	Monthly Property Tax($)	Insurance Expiration Date($)	Monthly Insurance Expense($)	Monthly Management Fee*
1.	Landa Series 2174 Scarbrough Road (1)	Open	12/2/2021	-	7,767	52,000,06	1,550	7/31/2023	135	06/30/2023	36.82	8%
2.	Landa Series 153 Spring Valley Circle (1)	Open	12/2/2021	-	4,585	39,114.63	-	-	187	06/30/2023	35.88	8%
3.	Landa Series 126 Wildwood Road (1)	Closed	12/2/2021	8/11/2022	10,000	69,321.00	1,470	3/31/2023	190	06/30/2023	34.36	8%
4.	Landa Series 137 Spring Valley Circle (1)	Open	12/2/2021	-	5,306	36,186.92	1,400	4/1/2023	191	06/30/2023	37.27	8%
5.	Landa Series 3192 Lake Monroe Road (1)	Closed	12/2/2021	4/22/2022	10,000	59,769.00	1,400	4/30/2023	73	06/30/2023	32.66	8%
6.	Landa Series 45 Robertford Drive (1)	Closed	12/2/2021	4/22/2022	10,000	92,926.00	2,204	6/30/2023	157	06/30/2023	48.79	8%
7.	Landa Series 303 Kellys Walk (1)	Closed	12/2/2021	4/27/2022	10,000	105,346.00	1,838	68/31/2023	35	06/30/2023	43.63	8%
8.	Landa Series 4085 Springvale Way (1)	Closed	12/2/2021	6/27/2022	10,000	113,687.00	2,095	8/31/2023	222	06/30/2023	44.03	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Title for this Property is held by its underlying Series.

(2)	Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares.

(3)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4)	After the Lease Expiration Date, the applicable lease agreement will become a month-to-month lease, unless the tenant provides written notice within thirty (30) days of an intention to terminate the lease agreement.

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